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15027106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Korea Investment & Securities America Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sejong LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 27 2015
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	1,124,257
Time deposits		2,530,153
Commissions receivable from Parent		48,683
Other receivables		67,777
Fixed assets		26,414
Other assets		175,734
Total assets	$	3,973,018

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	112,133
Total liabilities		112,133
Commitment		
Stockholder's equity:		
Common stock, par value $0.01 par share. Authorized 1,000 shares; issued and outstanding 200 shares		2
Additional paid-in capital		5,999,998
Accumulated deficit		(2,139,115)
Total stockholder's equity		3,860,885
Total liabilities and stockholder's equity	$	3,973,018

See accompanying notes to financial statements.